Exhibit 21.1

Communications Corporation

Subsidiaries of eGain

1.	eGain Communications Ltd. (UK)

2.	eGain Communications Pvt. Ltd. (India)

3.	eGain Communications SrL (Italy)

4.	eGain Communications B.V. (Netherlands)

5.	eGain Communications Ltd. (Ireland)

6.	eGain Communications Ltd. (SA)

7.	eGain France S.A.R.L.(France)

8.	eGain Deutschland GmbH (Germany)